Secured Digital Applications, Inc.
           11, Jalan 51A/223, 46100 Petaling Jaya , Selangor Malaysia
                    Phone: (603) 79554582 Fax (603) 79578310
                            URL: www.digitalapps.net





November 25, 2005

Mr. Larry M. Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington D.C. 20549

Re:      Secured Digital Applications, Inc.
         Form 10-KSB for Fiscal Year Ended December 31, 2004
         Filed April 15, 2005
         Form 10-QSB for Fiscal Quarter Ended March 31, 2005
         File No. 000-25658

Dear Mr. Spirgel:

We refer to your comment letter dated November 4, 2005 and append hereunder our responses:

1.   Note 12: Convertible Term Notes, page F-28
     ------------------------------------------

     Based on our analysis, the convertible term note issued to Laurus met the definition of conventional convertible debt as prescribed under SFAS 84, APB Opinion No. 14 and an AICPA Interpretation of APB Opinion 26. We also refer to paragraph 8 of EITF No. 05-2, which states: "instruments that provide the holder with an option to convert into a fixed number of shares (or equivalent amount of cash at the discretion of the issuer) for which the ability to exercise the option is based on the passage of time or a contingent event should be considered "conventional" for purposes of applying Issue 00-19. Instruments that contain "standard" antidilution provisions would not preclude a conclusion that the instrument is convertible into a fixed number of shares."

     We are of the opinion that the Company was not obligated to pay Laurus any amount beyond the outstanding principal amount and accrued monthly interest on the note except for when the early redemption option was exercised at the Company's option. The convertible term note issued to Laurus was therefore determined to be a conventional convertible debt instrument and not subject to application of SFAS 133.

United States Securities and Exchange Commission               November 25, 2005
                                                                          Page 2

2.   Note 13: Shareholders' Equity, page F-29
     -----------------------------------------

     We believe the conversion feature on the convertible preferred stock issued to Laurus does not meet the criteria of an embedded derivative pursuant to SFAS 133.

     In our view, the essential characteristics of the security were in the nature of equity, subject to a contingent redemption under specified circumstances that were subject to the control of the issuer. We believe that when viewed in the context of the transaction, as amended, the security was properly characterized as equity as of December 31, 2004. We acknowledge that EITF No. 00-19 identifies an obligation to register a security by a specific date as generally being beyond the issuer's control. We are of the view, however, that the EITF when read in context addresses the initial registration of a security, as opposed to the registration of additional shares of an existing class of common stock already trading in the public markets and for which there is a significant reporting history.

     Nonetheless, we believe that the Commission's concern is addressed by the fact that the registration statement was declared effective in July 2004, and thus the contingency was no longer outside of the Company's control. We believe EITF No. 00-19 does not consider an obligation to register a security when no date is specified or an obligation to maintain the effectiveness of a registration statement as a matter outside the Company's control. Since the mere undertaking to register would render every convertible instrument subject to a registration rights agreement as potentially subject to classification as a liability, we believe that the EITF does not suggest such a broad application. Likewise, the obligation to maintain an effective registration statement governing a security is not considered to be outside the control the Company.

     Regarding  the  exchange  listing  requirement,   the  Securities  Purchase
     Agreement was amended to delete this requirement in November 2004.

     We also believe that the terms of the agreements do not provide the purchaser with an alternative means of settlement at the purchaser's election. Nor did the purchaser have a right to redemption either at a specific date or at its election. Rather, the terms of the instrument provided for dissolution and distribution of assets only in the event of certain enumerated defaults arising out of matters within the Company's control. We consider below the specific issues raised in your letter:

     A. Registration Rights Agreement ss.2
        ----------------------------------

     Pursuant to the Registration Rights Agreement of May 28, 2004, the Company undertook to file and exercise its "reasonable commercial efforts" to cause the registration statement covering the common stock to be issued on conversion of the convertible term note and the convertible preferred shares "to be declared effective under the Securities Act as promptly as possible after the filing thereof, but in no event later than the Effectiveness Date." The "Effectiveness Date" is defined in the agreement as the 150th day following the execution of the Registration Rights Agreement, or October 25, 2004. The agreement provides for the payment of liquidated damages - as opposed to a penalty - for failure to comply with the contractual obligation to, inter alia, file and exercise reasonable commercial efforts to cause the registration statement to become effective, to maintain the effectiveness of the registration statement (with certain grace periods permitted); to maintain a listing and trading privileges. The liquidated damages were established at 2 percent, payable in cash, for each 30 day period in which the shares were not covered by an effective registration statement or in which trading privileges had been suspended.

United States Securities and Exchange Commission               November 25, 2005
                                                                          Page 3

     Notwithstanding the liquidated damages provision, the failure to register the securities or to maintain a trading market did not trigger any right by the purchaser to redeem the preferred shares. The agreement provides for the sale of unregistered securities pursuant to Rule 144.

     We believe the law distinguishes between liquidated damages, which represent the parties' attempt to estimate damages at the time that a contract is formed, and a penalty, which is monetary punishment for a breach. We do not believe that EITF-0019's consideration of alternative means of settlement is intended to encompass a liquidated damages provision as an alternative means of settlement. When the parties contract to provide for damages in good faith because of the difficulty of estimating damages at the time of the breach - as opposed to a penalty - the liquidated damages are intended to provide compensation for compensatory and/or consequential damages. The liquidated damages provision is triggered only upon default and therefore is not an alternative means of settlement. Nor is it intended to provide a method that may be elected by the purchaser as the means to secure a return on its investment.

     B.  By-Laws, ss.7, and Certificate of Designation, Art. X
         -----------------------------------------------------

     The Certificate of Designation provides for the redemption of the outstanding convertible preferred, if any, in the event of a default, together with accrued and unpaid dividends and in limited circumstances, the payment of an additional 20 percent of the stated value of the preferred stock outstanding. The Certificate of Designation refers to
     Article X of the bylaws of the special purpose subsidiary and should, therefore, be construed with that document.

     Pursuant to the terms of the by-laws, if an event of default was uncured and if the closing price of the parent stock of the special purpose subsidiary did not remain above $0.037 for at least five of the trailing 20 trading days after May 28, 2007, then the special purpose subsidiary was to be dissolved, its affairs would up and its assets distributed. The terms of the by-laws also provide for a vote by the preferred shareholders in the event of such dissolution

     Because each of the events of default that might have created a right to redemption concerned matters within the control of the Company, we do not believe that the preferred convertible stock provided the purchaser with an election to require cash settlement.

     Based on the above features, we are of the opinion that the Company was not obligated to redeem the preferred stock from Laurus, and the only way for Laurus to benefit was to convert the preferred stock into the Company's common stock. The only potential liability was if the early redemption option was exercised at the Company's option. We therefore believe the conversion feature of the convertible preferred stock issued to Laurus was not a derivative instrument pursuant to SFAS 133.

3.   Preferred stock of a subsidiary, page F-29
     ------------------------------------------

     The private placement agreements entered into with Laurus on May 28, 2004, included covenants requiring the Company to have a registration statement declared effective by the SEC within 150 days and to cause its shares of common stock to be listed on a defined exchange by November 15, 2004.

     A registration statement was declared effective by the SEC on July 27, 2004 (within the prescribed time period), and the Exchange Listing requirement was removed by Laurus on November 15, 2004, pursuant to a 2nd Amendment to the May 28, 2004 Laurus Agreement.

     Neither of these conditions remained in effect as of December 31, 2004. We believe that no conditions existed at December 31, 2004, on the preferred stock that could have resulted in the redemption of the shares being outside of our control, thus allowing for the preferred stock to be classified as permanent equity.

4.   Warrants to purchase 4,600,000 shares of the Company's common stock
     -------------------------------------------------------------------

     The warrant agreements enabled Laurus, at its option, to purchase 4,600,000 shares of the Company's common stock at a range of prices. The Company was not obligated to compensate Laurus if Laurus was unable or decided not to exercise the warrants. Nor did the warrants create any obligation outside the control of the Company that would have altered the essential requirements that the contract be settled through the delivery of shares. There was no settlement alternative. Although the warrants are subject to the obligations created by the registration rights agreement, all such obligations were satisfied prior to December 31, 2004. We therefore believe that equity classification is appropriate.

United States Securities and Exchange Commission               November 25, 2005
                                                                          Page 4

5.   General
     -------

     The Company acknowledges that:

     o we are responsible for the adequacy and accuracy of the disclosure in the filings;
     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
     o we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Yours sincerely,



/s/ Patrick S.H. Lim
--------------------
Patrick S.H. Lim
Chairman & CEO

Copy:    Mr. Carlos Pacho, Senior Assistant Chief Accountant
         Ms. Kenya Wright, Staff Accountant